SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): January 15, 2002

MAXXAM INC.

(Exact name of Registrant as Specified in its Charter)

Delaware

(State or other jurisdiction of incorporation)

1-3924

(Commission File Number)

95-2078752

(I.R.S. Employer Identification Number)

5847 San Felipe, Suite 2600	**77057**
Houston, Texas	(Zip Code)
(Address of Principal Executive Offices)	

Registrant's telephone number, including area code: **(713) 975-7600**

Item 5. Other Events.

Attached hereto as Exhibit 99.1 is a press release dated January 15, 2002 and issued by Kaiser Aluminum Corporation ("KAC"), the registrant's majority owned subsidiary, in connection with discussions KAC will begin to have with its noteholders regarding its near-term debt maturities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


MAXXAM INC.
(Registrant)


Date: January 15, 2002 By: _____ /s/ Bernard L. Birkel _____

Bernard L. Birkel
Secretary

EXHIBIT INDEX

Exhibit 99.1: Press Release dated January 15, 2002

Exhibit 99.1

For Information: Scott Lamb
Telephone: (713) 267-3826   January 15, 2002

KAISER ALUMINUM TO BEGIN DISCUSSIONS WITH NOTE HOLDERS

HOUSTON, Texas, January 15, 2002 – Kaiser Aluminum (NYSE:KLU), as previously announced, is working with its financial advisors to review its options for addressing its near-term debt maturities and overall capital structure. As a result, the company announced today that it will begin discussions within the next few weeks with its note holders regarding potential restructuring of its 9-7/8% Senior Notes of 2002 ($174 million outstanding), 10-7/8% Senior Notes of 2006 ($225 million outstanding) and 12-3/4% Senior Subordinated Notes of 2003 ($400 million outstanding) in light of current and anticipated business and capital market conditions.

As the company previously discussed, most recently in its Form 10-Q report for the period ended September 30, 2001 and in its December 20, 2001 press release, a variety of unfavorable issues including weak market demand exacerbated by the events of September 11 and low aluminum prices, coupled with significant ongoing legacy obligations and near-term debt maturities, continue to have adverse effects on the company's earnings and cash flow.

F-913